FOR IMMEDIATE RELEASE

David L. Sokol - Chairman and Chief Executive Officer 011-44-171-404-5959 John G. Sylvia - Senior Vice President, Chief Financial
  Officer 011-44-171-404-5959

     CalEnergy and Kiewit Make $1.225 Billion Offer For
       Northern Electric plc, a regional U.K. Utility

     OMAHA, NEBRASKA, October 28, 1996 --- CalEnergy
Company, Inc. ("CalEnergy") (NYSE, PSE and LSE symbol: CE) said today that CE Electric UK plc, which is indirectly owned on a 70% basis by CalEnergy and a 30% basis by Peter
Kiewit Sons', Inc., has offered to pay approximately $1.225 billion cash in an unsolicited offer to acquire all of the ordinary shares and preference shares of Northern Electric plc ("Northern"), a regional electricity distribution and supply company in the United Kingdom.

     David Sokol, the Chairman and Chief Executive Officer of CalEnergy, stated, "We believe that the combination of CalEnergy's generation business and Northern's supply and distribution businesses would enable the Company to position itself to pursue opportunities resulting from the restructuring of the global electricity industry."
Sokol added, "This acquisition provides a good strategic fit and is expected to be immediately accretive for our shareholders."

     Northern is one of the twelve UK regional electricity companies which came into existence as a result of the restructuring and subsequent privatization of the U.K.
electricity industry in 1990. Its main business is the distribution and supply of electricity to approximately 1.5 million customers in the North East of England. For its fiscal year ended March 31, 1996, Northern had a profit before tax of approximately $241 million on revenues of approximately $1.44 billion.

     CalEnergy, a leading independent power producer, is an international developer, owner and operator of environmentally responsible power generation facilities.
Kiewit, a large primarily employee-owned, construction, mining and telecommunications company, is an approximately
33% shareholder of the Company.

     The offer is not being made, directly or indirectly, in or into the United States or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States and the offer cannot be accepted by any such use, means, instrumentality or facility or from within the United States.

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